Exhibit A

CERAGON NETWORKS LTD.

2024 EQUITY INCENTIVE PLAN

__________________________

1.	PURPOSE OF THE PLAN

This Equity Incentive Plan, as amended from time to time, shall be known as the Ceragon Networks Ltd. 2024 Equity Incentive Plan (the “Plan”). The Plan is intended to provide an incentive to retain, in the employment or procurement of service or directorship of Ceragon Networks Ltd. (the “Company”), and its worldwide Affiliates (as defined below), persons of training, experience, and ability, to attract new employees, directors or consultants whose services are considered valuable, to encourage the sense of proprietorship of such persons, and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase shares in the Company pursuant to a Plan approved by the Board of Directors of the Company (the “Board”).

2.	DEFINED TERMS

For the purposes of the Plan, the following terms shall have the following meanings:

“102(b) Track Election” means the right of the Company to prefer either the “Capital Gain Track” (as set under Section 102(b)(2)/(3) of the Ordinance), or the “Ordinary Income Track” (as set under Section 102(b)(1) of the Ordinance), but subject to the provisions of Section 102(g) of the Ordinance.

“Affiliate” means, with respect to the Company, a Parent or a Subsidiary, provided that with respect to Israeli Participants and 102 Options such entity must be an entity which (i) is a Controlling Person of the Company, or (ii) any entity for which the Company is a Controlling Person, or (iii) any entity that is controlled by the same Controlling Person of the Company and such entity, provided however, that any affiliate must be an “employing company” within the meaning of such term in Section 102 of the Ordinance with respect to 102 Awards.

“Articles of Association” means the Articles of Association of the Company, as in effect from time to time.

“Award” means an Option or Share Award and/or any other Share-based award and/or other right or benefit granted to a Participant under the Plan.

“Award Agreement” means a written agreement between the Company and the Participant evidencing the grant of an Award, in such form as the Board or the Committee shall from time to time approve.

“Change in Board Event” shall mean any time at which individuals who, as of the date of adoption of this Plan by the Board (the “Effective Date”), constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board.

“Companies Law” shall mean the Israel Companies Law, 5759-1999, and the regulations promulgated thereunder, all as amended from time to time.

“Controlling Person” shall have the meaning ascribed to such definition under section 102(a) of the Ordinance, as may be amended from time to time.

“Employee” means any individual who is a common-law employee of the Company and the Affiliates and who is an “employee” within the meaning of Section 3401(c) of the Code (as defined below) and regulations issued thereunder. For the purposes of Section 102 of the Ordinance shall include an officer of the Company, but exclude a Controlling Person, as such definition may be amended from time to time under the Ordinance.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and all regulations, guidance and other interpretative authority issued thereunder.

“Expiration Date” means, subject to the provisions of Sections 11 and 12 of the Plan, (a) with respect to an Option, the date which is six (6) years from the “Date of Grant” (i.e., the date determined by the Board to be the effective date of grant of the Options, or, if the Board has not determined such effective date, the date of the resolution of the Board approving the grant of such Options; provided, however, that the Date of Grant shall not occur prior to the date on which the Company has obtained all approvals required in connection with the grant of such Options), or in the event of grant of ISOs, five (5) years from the Date of Grant in the case of an Option held by a Ten Percent Shareholder; and (b) with respect to a Share Award, the time on which such Share Award expires in accordance with Sections 11 and 12 of the Plan.

“Fair Market Value” shall mean, as of any date, the value of a Share or other securities, property or rights as determined by the Board, in its discretion, subject to the following: (i) if, on such date, the Shares are listed on any securities exchange, the average closing sales price per Share at which the Shares are principally traded  during the thirty (30) day calendar period preceding the subject date (utilizing all trading days during such 30 calendar day period), as reported in The Wall Street Journal or such other source as the Company deems reliable; (ii) if, on such date, the Shares are then quoted in an over-the-counter market, the average of the closing bid and asked prices for the Shares in that market during the thirty (30) day calendar period preceding the subject date (utilizing all trading days during such 30 calendar day period), as reported in The Wall Street Journal or such other source as the Company deems reliable; or (iii) if, on such date, the Shares are not then listed on a securities exchange or quoted in an over-the-counter market, or in case of any other securities, property or rights, such value as the Board, in its sole discretion, shall determine, with full authority to determine the method for making such determination and which determination shall be conclusive and binding on all parties, and shall be made after such consultations with outside legal, accounting and other experts as the Board may deem advisable; provided, however, that, if applicable, the Fair Market Value of the Shares shall be determined in a manner that is intended to satisfy the applicable requirements of and subject to Section 409A of the Code, and with respect to Incentive Stock Options, in a manner that is intended to satisfy the applicable requirements of and subject to Section 422 of the Code. The Board shall maintain a written record of its method of determining such value. If the Shares are listed or quoted on more than one established stock exchange or over-the-counter market, the Board shall determine which is the principal exchange or market and utilize the price of the Shares on that exchange or market (determined as per the method described in clauses (i) or (ii) above, as applicable) for the purpose of determining Fair Market Value.

“Israeli Participants” means Participants who are residents of the State of Israel or those who are deemed to be residents of the State of Israel for purposes of the payment of tax.

“Option(s)” means option(s) to purchase Shares granted hereunder.

“Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing a controlling interest in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

“Participant” means a person or entity to whom Awards are granted. Notwithstanding the foregoing, unless otherwise determined by the Committee, each Participant shall be an “employee” as defined in the General Instructions to Form S-8 Registration Statement under the Securities Act (or any successor form thereto) at the time the Award is granted to the Participant.

“Restricted Share(s)”– means a Share subject to certain restrictions, subject to the provisions of this Plan and the applicable Award Agreement.

“Restricted Share Unit(s)”– means a contingent right to be issued one Share upon the applicable vesting date, subject to the provisions of this Plan and the applicable Award Agreement.

“Service” means a Participant’s employment or engagement by or provision of services to the Company or an Affiliate, including without limitation in the capacity of a director or an officer. Service shall be deemed terminated upon the effective date of termination of the employment/engagement relationship. A Participant’s Service shall not be deemed terminated or interrupted solely as a result of a change in the capacity in which the Participant renders Service to the Company or an Affiliate (i.e., as an employee, officer, director, consultant, etc.); nor shall it be deemed terminated or interrupted due solely to a change in the identity of the specific entity (out of the Company and its Affiliates) to which the Participant renders such Service, provided that there is no actual interruption or termination of the continuous provision by the Participant of such Service to any of the Company and its Affiliates. Furthermore, a Participant’s Service with the Company or an Affiliate shall not be deemed terminated or interrupted as a result of any paid vacation, sick leave, paid maternity leave, infant care leave, medical emergency leave, military reserve duty, or other bona fide leave of absence taken by the Participant and approved by the Company or such Affiliate by which the Participant is employed or engaged, as applicable; provided, however, that if any such leave exceeds three (3) months, then on the first (1st) day following such three (3)-month period of such leave the Participant’s Service shall be deemed to have terminated unless the Participant’s right to return to Service with the Company or such Affiliate is secured by statute or contract. Notwithstanding the foregoing, unless otherwise designated by the Company or any Affiliate, as the case may be, or required by law, time spent in “leave of absence” (whether paid or unpaid) shall not be treated as time spent providing Service for the purposes of calculating accrued vesting rights under the vesting schedule of the Awards. Without derogating from the aforesaid, the Service of a Participant to an Affiliate shall also be deemed terminated in the event that such Affiliate for which the Participant performs Service ceases to fall within the definition of a “Affiliate” under this Plan, effective as of the date said Affiliate ceases to be such. In all other cases in which any doubt may arise regarding the termination of a Participant’s Service or the effective date of such termination, or the implications of absence from Service on vesting, the Board or Committee, in its discretion, shall determine whether the Participant’s Service has terminated and the effective date of such termination and the implications, if any, on vesting.

“Shares” means Ordinary Shares of the Company, par value NIS 0.01 per share.

“Share Award” means the issuance of a Share, Restricted Share or Restricted Share Unit to a Participant, subject to the provisions of this Plan and the applicable Award Agreement.

“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing a controlling interest in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

“US Participants” means Participants who are residents of the United States or those who are deemed to be residents of the United States for purposes of the payment of tax.

3.	RESERVED SHARES

3.1
The Company has reserved sufficient authorized but unissued Shares for purposes of the Plan, subject to adjustment as provided in Sections 11 and 17 of the Plan. The ~~aggregate~~maximum number of Shares that may be issued under the Plan upon the exercise of ISOs (as defined below) shall ~~not exceed the Authorized Share Limit (as amended from time to time and as adjusted pursuant to Sections 11 and 17)~~ be 500,000 Shares.

3.2
Notwithstanding the aforesaid, in the event that any outstanding Awards granted hereunder shall for any reason expire or be canceled prior to its exercise or relinquishment in full, such number of expired or terminated Awards shall automatically increase the number of Shares available for allocation hereunder, and such increase shall not be deemed as amendment to this Plan. In addition, any Shares which are retained by the Company upon exercise of an Award in order to satisfy the exercise or purchase price for such Award or any withholding taxes due with respect to such exercise or purchase (including for example when effecting a "Net Exercise") shall be treated as not issued and shall continue to be available under the Plan. The Shares shall bear such rights and restrictions as set forth under the Articles of Association, as currently in effect and as may from time to time be amended or replaced in accordance with applicable law, without the consent of any Participants (notwithstanding anything else here to the contrary). Any Shares which may remain unissued, and which are not subject to outstanding Awards at the termination of the Plan shall cease to be reserved for the purpose of the Plan, but until termination of the Plan the Company shall at all times reserve a sufficient number of Shares to meet the requirements of the Plan. Should any Award for any reason expire or be canceled prior to its exercise or relinquishment in full, the Shares therefore subject to such Award may again be subjected to an Award under the Plan.

3.3
Awards granted hereunder to US Participants may or may not contain such terms as will qualify such Awards as “incentive stock options” (“ISOs”) within the meaning of Section 422(b) of the United States Internal Revenue Code of 1986, as amended (the “Code”). Awards that do not contain terms that will qualify them as ISOs shall be referred to herein as “non-qualified stock options” (“NQSOs”). Each Award Agreement shall state whether such Award will or will not be treated as an ISO. Any ISO granted under this Plan shall contain such terms and conditions, consistent with this Plan, as the Company may determine to be necessary to qualify such Award as an “incentive stock option” under Section 422 of the Code and no ISO shall be granted unless such Award, when granted, qualifies as an “incentive stock option” under Section 422 of the Code. Any ISO granted under the Plan may be modified by the Company to disqualify such Award from treatment as an “incentive stock option” under Section 422 of the Code.

3.4
Awards granted hereunder to Israeli Participants may or may not contain such terms as will qualify such Awards for the special tax treatment under Section 102(b) of the Israeli Tax Ordinance (New Version), 5721-1961, as amended (the “Ordinance”), and the Income Tax Rules (Tax Benefits in Share Issuances to Employees) 5763-2003 (the “Rules”) (“102 Awards”) and may be granted in one of the following tax tracks, subject to any applicable restrictions and limitations as provided in applicable law regarding the eligibility of Israeli Participants to each of the following tax tracks, based on their relationship towards the Company:

(a)
“102(b) Award” – an Award granted through a trustee and intended to qualify, under the provisions of Section 102(b) of the Ordinance, as either “Capital Gain Award” for the special tax treatment under Section 102(b)(2)/(3) of the Ordinance pursuant to which income resulting from the sale of shares derived from Capital Gain Awards is taxed as capital gain, or “Ordinary Income Award” for the special tax treatment under Section 102(b)(1) of the Ordinance pursuant to which income resulting from the sale of shares derived from Ordinary Income Awards is taxed as ordinary income.

(b)	“Other 102 Award” – an Award granted under the terms of Section 102 of the Ordinance, excluding Section 102(b) Awards.

(c)	“3(i) Award” – an Award granted under the terms of Section 3(i) of the Ordinance to persons which do not qualify as “employees” under the provisions of Section 102 of the Ordinance.

3.5
This Plan contemplates issuances to Participants in various jurisdictions and under various tax regimes with respect to which the Board or the Committee (as defined below) is empowered, but is not required, to make the requisite adjustments in this Plan and set forth the relevant conditions in a Sub-Plan to this Plan or in the Company’s agreement with the Participant in order to comply with the requirements of such other tax regimes. Awards granted to non-Israeli and non US Participants, shall be granted in accordance with the applicable laws of each Participant’s nationality state and/or in accordance with the terms and conditions set forth in its respective Award Agreement as prescribed by the Board or the Committee.

3.6
With respect to 102 Awards, if and to the extent any action or the exercise or application of any provision hereof or authority granted hereby is conditioned or subject to obtaining a ruling or tax determination from the Israeli Tax Authority (“ITA”), to the extent required by applicable law, then the taking of any such action or the exercise or application of such section or authority with respect to 102 Awards shall be conditioned upon obtaining such ruling or tax determination, and, if obtained, shall be subject to any condition set forth therein; it being clarified that there is no obligation to apply for any such ruling or tax determination (which shall be in the sole discretion of the Committee) and no assurance is made that if applied any such ruling or tax determination will be obtained (or the conditions thereof).

4.	ADMINISTRATION OF THE PLAN

4.1
To the extent permitted under applicable law, the Company’s Articles of Association and any other governing document of the Company, this Plan shall be administered by a committee established or appointed by the Board (the “Committee”). In the event that the Board does not appoint or establish a committee to administer this Plan, or if otherwise required by applicable law, this Plan shall be administered by the Board. In the event that an action necessary for the administration of this Plan is required under applicable law to be taken by the Board without the right of delegation, or if such action or power was explicitly reserved by the Board in appointing, establishing, and empowering the Committee, then such action shall be so taken by the Board. Even if such a Committee was appointed or established, the Board may take any actions that are stated to be vested in the Committee, and shall not be restricted or limited from exercising all rights, powers and authorities under this Plan or applicable law. All references herein to the Committee shall be construed as references to the Board to the extent that the Board is administering the Plan or otherwise taking any actions that are stated to be vested in the Committee. Subject to applicable laws, any member of such Committee shall be eligible to receive Awards under the Plan while serving on the Committee, unless otherwise specified herein.

4.2
Subject to the provisions of applicable law and the Articles of Association, the Board or the Committee shall have full power and authority to (i) designate participants in the Plan; (ii) approve the form(s) of agreement(s) used under the Plan; (iii) determine the terms and provisions of respective Award Agreements (which need not be identical) including, but not limited to, the number of Shares to be covered by each Award, the vesting schedule, any restrictions, provisions concerning the time or times when, and the extent to which, the Awards may be exercised, the payment method, the method for satisfaction of any tax withholding obligation arising in connection with the Awards or such Shares, or other terms and conditions of the Award; (iv) modify or amend any terms of the Awards, taking into account market best practices and ISS policy guidelines including without limitation, the exercise period (including extending the time for exercising any Option, but not beyond the original ten-year term), vesting schedule (including the acceleration of the right of a Participant to exercise, in whole or in part, any previously granted Award) and the exercise price (provided that discounts, if any, may be mitigated by performance criteria); (v) determine the Fair Market Value of the Shares in accordance with Section 2 above; (vi) designate the specific tax classification of the Awards, including as Ordinary Income Awards, as Capital Gain Awards, as Other 102 Awards, as 3(i) Awards, as ISOs or as NQSO; (vii) interpret the provisions and supervise the administration of the Plan; (viii) amend the Plan from time to time in order to qualify for tax benefits applicable under U.S. and Israel laws; (ix) adopt and administer sub-plans, including without limitation the determination, if the Board sees fit to so determine, that to the extent any terms of such sub-plan are inconsistent with the terms of this Plan, the terms of such sub-plan shall prevail; (x) make a 102(b) Track Election (subject to the limitations set under Section 102(g) of the Ordinance); (xi) in order to fulfill the purposes of the Plan and without amending the Plan, to modify grants of Awards to Participants who are foreign nationals or employed outside of the United States of America or the State of Israel in order to recognize differences in local law, tax policies, or customs; and (xii) determine any other matter which is necessary or desirable for, or incidental to administration of the Plan. In determining the number of Shares covered by the Awards to be granted to each recipient, the Board or the Committee may consider, among other things, the nature of services provided by the recipient, the recipient’s salary and/or duration of his service or employment by the Company.

4.3
Subject to the provisions of the Articles of Association, all decisions and selections made by the Board or the Committee pursuant to the provisions of the Plan shall be made by a majority of its members except that no member of the Board or the Committee shall vote on, or be counted for quorum purposes, with respect to any proposed action of the Board or the Committee relating to any Award to be granted to that member. Any decision reduced to writing and signed by all of the members who are authorized to make such decision shall be fully effective as if it had been made by a majority at a meeting duly held.

4.4	The interpretation and construction by the Committee of any provision of the Plan or of any Award thereunder shall be final and conclusive unless otherwise determined by the Board.

4.5
Subject to the provisions of applicable law and the Articles of Association, each member of the Board or the Committee may be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the Plan unless arising out of such member’s own fraud or bad faith, to the extent permitted by applicable law, and in such amounts and subject to such conditions, as may be decided by the Board. Such indemnification, if applicable, shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Articles of Association, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise.

5.	DESIGNATION OF PARTICIPANTS

5.1
The persons eligible for participation in the Plan as recipients of Awards shall include any employees, officers, directors and consultants of the Company or of any Affiliate of the Company provided however, that a US employee or consultant shall not be eligible to receive ISOs or NQSO hereunder unless such employee or consultant is a natural person, renders bona fide services to the Company or any Affiliate, and such services are not in connection with the offer or sale of securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities. The grant of an Award hereunder shall neither entitle the recipient thereof to participate nor disqualify him from participating in, any other grant of Awards pursuant to this Plan or any other equity incentive plan of the Company or any of its affiliates. Notwithstanding any provisions to the contrary herein, no ISO shall be granted to any individual otherwise eligible to participate in the Plan who is not an Employee of the Company or any Affiliate, on the date of granting of such ISO. No 102 Awards shall be granted to any individual who is not an Employee of the Company or of an Affiliate of the Company, or who otherwise would not qualify as an “employee” under Section 102(a) of the Ordinance.

6.	TRUSTEE FOR 102(B) AWARDS

6.1
The 102(b) Awards which shall be granted to Participants and/or any Shares issued upon exercise of any Options and/or any other Shares received subsequently following any realization of rights resulting from a 102(b) Award or rights resulting from Shares issued upon exercise of a 102(b) Award, shall be issued to a Trustee nominated by the Board and approved in accordance with the provisions of Section 102 of the Ordinance (the “Trustee”). The Board shall determine and approve the terms of engagement of the Trustee, and shall be authorized to designate from time to time a new Trustee and replace either of them at its sole discretion, and in the event of replacement of any existing Trustee, to instruct the transfer of all Awards and Shares held by such Trustee at such time to its successor. The 102(b) Awards and/or any Shares issued upon exercise of any Options will be held by the Trustee for the benefit of the Participants for a period of not less than the minimum period permitted by applicable law without disqualifying such 102(b) Awards from treatment under Section 102(b) of the Ordinance. The Trustee will hold such Awards or Shares resulting from the exercise thereof in accordance with the provisions of the Ordinance and the Rules promulgated thereunder, the trust agreement and any other instructions the Board may issue to him/it from time to time (so long as they do not contradict the Ordinance and the Rules promulgated thereunder). Thereafter, the Trustee will transfer the Awards or the Shares, as the case may be, to the Participant upon his/her demand, subject to any deduction or withholding required under the Ordinance, the Rules, or any other applicable law.

6.2
Anything to the contrary notwithstanding, the Trustee shall not release any 102(b) Awards which were not already exercised into Shares by the Participant or release any Shares issued upon exercise of such Awards prior to the full payment of the Participant’s tax liabilities arising from such Awards which were granted to him and/or any Shares issued upon exercise of such Awards.

6.3
Upon receipt of a 102(b) Award, the Participant will sign an Award Agreement which shall be deemed as Participant’s undertaking to exempt the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the Plan, or any Award or Share granted to him thereunder.

6.4
Subject to applicable law, the Board shall be entitled to revise, amend or replace the terms of the trust agreement with the Trustee, to the extent that same (i) do not adversely affect any rights of Participant under any valid and outstanding Award, which are expressly provided for in the respective Award Agreement with such Participant, or (ii) is necessary or desirable in the light of any change or replacement of Section 102 of the Ordinance.

6.5
Any and all rights resulting from the 102(b) Awards and/or any Shares issued upon exercise of such Awards and/or any other Shares received subsequently following any realization of rights resulting from a 102(b) Award, shall be issued or distributed, as the case may be, to the Trustee and held thereby. Such rights will not be sold or transferred until the lapse of the minimum period permitted by applicable law, and such rights shall be subject to the taxation track which is applicable to such Share Awards or Shares issued pursuant to the exercise of Options hereunder. Notwithstanding the aforesaid, Shares issued pursuant to the exercise of 102(b) Awards hereunder or rights resulting from such 102(b) Awards may be sold or transferred, and the Trustee may release such Shares issued pursuant to the exercise of Options (or Share Awards) or rights from trust, prior to the lapse of the minimum period permitted by applicable law, provided however, that tax is paid or withheld in accordance with Section 102 of the Ordinance and/or Section 7 of the Rules, and/or any other provision in any other section of the Ordinance and any regulation, ruling, procedure and clarification promulgated thereunder, that will be relevant, from time to time.

6.6
Each Award Agreement evidencing 102(b) Awards shall include (i) an approval and acknowledgment by the Participant of the agreement of the Company with the Trustee (as may be amended from time to time), (ii) a declaration that the Participant is familiar with the provisions of Section 102 and the “Capital Gain Track” (if applicable) and (iii) an undertaking not to sell or transfer the Share Awards and/or the Shares issued pursuant to the exercise of Options prior to the lapse of the period in which the Options and/or such Shares are held in trust, unless the Participant pays all taxes, which may arise in connection with such sale and/or transfer (as provided in Section 6.5 above). Notwithstanding the above, if any such sale or transfer occurs during the restricted period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Participant.

7.	GRANT OF OPTIONS

7.1
Each Award Agreement shall state a number of the Shares to which the Option relates and the type of Option granted thereunder (an Ordinary Income Award, Capital Gain Award, Other 102 Award, a 3(i) Award, an ISO, an NQSO, a generally nonqualified option or other type of Award as applicable), the exercise price per Share, the vesting schedule to which such Option shall become exercisable the Expiration Date (as defined below), the exercise period, and may include other terms as determined by the Board. US Participants shall be eligible only for grants of ISOs and/or NQSOs. Notwithstanding any other provision of the Plan, the aggregate Fair Market Value (determined as of the date an ISO is granted) of the Shares with respect to which ISOs are exercisable for the first time by a Participant during any calendar year (under the Plan and any other “incentive stock option” plans of the Company or any Affiliates shall not exceed $100,000 (or such other amount as may be prescribed by the Code from time to time); provided, however, that if the exercisability or vesting of an ISO is accelerated as permitted under the provisions of this Plan and such acceleration would result in a violation of the limit imposed by this Section 7.1, such acceleration shall be of full force and effect but the number of Shares that exceed such limit shall be treated as having been granted pursuant to a NQSO; and provided, further, that the limits imposed by this Section 7.1 shall be applied to all outstanding ISOs (under the Plan and any other “incentive stock option” plans of the Company or any Affiliates in chronological order according to the dates of grant. In the event a Participant receives an Option intended to be an ISO which is subsequently determined not to comply with the requirements of the Code for ISOs, the Option shall be amended, if necessary, in accordance with the Code and applicable Treasury Regulations and rulings to preserve, as the first priority, to the maximum possible extent, the status of the Option as an ISO and to preserve, to the maximum possible extent, the number of Shares subject to the Option. Options may be granted at any time after this Plan has been approved by the Company, subject to any further shareholder approval required under Section 102 of the Ordinance or the Rules, in case of 102(b) Awards, or of the U.S. Treasury, in case of ISOs and other applicable law.

7.2
The exercise price of each Share subject to a new Option to be granted or any portion thereof shall be determined by the Board or the Committee in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time. The exercise price per Share covered by each ISO and NQSO shall be not less than 100% of the Fair Market Value of the Company’s shares on the date the Option is granted; provided, however, that no ISO shall be granted to an individual otherwise eligible to participate in the Plan who owns (within the meaning of Section 424(d) of the Code), at the time the Option is granted, more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any Affiliates (a  “Ten Percent Shareholder”), unless, at the time such ISO is granted, the exercise price per Share subject to the Option is at least 110% of the Fair Market Value of a Share on the date such ISO is granted, and the ISO by its terms is not exercisable after the expiration of five (5) years from such date of grant.

7.3
Options shall be exercised by the Participant (a) by way of an exercise order submitted via the online service operated and maintained by the Company or any of its service providers, or (b) or in any other manner as the Committee shall prescribe from time to time. The notice shall specify the number of Shares with respect to which the Option is being exercised and shall include such other representations and agreements as required by the Company.

7.4
The exercise price shall be paid in full with respect to each Share, at the time of exercise and as a condition therefor, either (i) in cash, (ii) if the Company’s shares are listed for trading on any securities exchange or over-the-counter market, and if the Committee so determines, all or part of the exercise price and any withholding taxes may be paid by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company or the Trustee, (iii) to the extent applicable, by applying the Net Exercise mechanism set forth in Section 7.5 below, or (iv) in such other manner as the Committee shall determine, which may include procedures for cashless exercise. The application of Net Exercise mechanism with respect to any 102 Awards shall be subject to obtaining a ruling from the ITA, to the extent required by applicable law.

7.5
Notwithstanding the provisions of Sections 7.3 and 7.4 above, the Board or the Committee may determine (and, in the case of an ISO or a 102 Option, shall be determined at the time of grant) that in lieu of payment of the exercise price in cash, the Participant may elect to receive Shares equal to the aggregate value of the Options (or the portion thereof being exercised) by written notice of such election to the Company, in which event the Company shall issue to the Participant, for no additional consideration, that number of Shares computed using the following formula:

X =	Y (A – B)
A
Where

X =   The number of Shares to be issued to the Participant.

Y =   The number of Shares, as adjusted to the date of calculation, underlying the number of vested Options being exercised.

A =   The Fair Market Value of one (1) Share (on the exercise date).

B =   The exercise price.

Upon the completion of the calculation, if X is a negative number, then X shall be deemed to equal 0 (zero). The Company shall comply with Section 304 of the Companies Law or otherwise collect the aggregate par value of the Shares upon exercise, in a manner prescribed the Board.

7.6
Vesting of Options may be time-based or performance-based, in the discretion of the Committee and the Board. Unless otherwise prescribed by the Committee or the Board and specified in the Award Agreement, (a) the Options shall vest over a period of four (4) years (provided that in case of executives, the vesting commencement date shall not be earlier than 12 months prior to the Date of Grant) as follows: (i) 25% of the Shares underlying the Option shall vest upon the lapse of twelve (12) months as of the Date of Grant of the Options, and (ii) the remaining 75% of the Shares underlying the Option shall thereafter vest over the following three (3) year-period, such that an equal amount of such remaining Options, shall vest upon the lapse of each full three (3) months (in such three (3) years) (i.e. 100% of the Options will be vested after four (4) years, all provided that Participant continues to provide Service to the Company at each vesting date). Without derogating from the foregoing, the Board shall have the exclusive authority to accelerate the periods for exercising an Option, or to initially include an acceleration provision in an Award Agreement  (including a “double trigger” acceleration).

The Options may be exercised by the Participant in whole at any time or in part from time to time, to the extent that the Options become vested and exercisable, prior to the Expiration Date, and provided that, subject to the provisions of Section 11 below and unless the Board or Committee resolves otherwise, the Participant is providing Services to the Company or any of its Affiliates, at all times during the period beginning with the granting of the Option and ending upon the date of exercise.

8.	RESTRICTED SHARE UNITS

8.1
The Board or the Committee will determine to whom an offer will be made to purchase Restricted Share Units and the terms of such offer including the number of Restricted Share Units, the purchase price to be paid by the Participant (if any), the type of Award granted thereunder (whether an Ordinary Income Award, Capital Gain Award, Other 102 Award or a 3(i) Award), the restrictions to which Restricted Share Units are subject, and all other terms and conditions of the Share Award. The Restricted Share Units granted pursuant to the Plan, shall be evidenced by a written Award Agreement between the Company and the Participant, in such form as the Board or the Committee shall from time to time approve.

8.2
Vesting of Restricted Share Units may be time-based or performance-based, in the discretion of the Committee and the Board. Unless otherwise prescribed by the Committee or the Board and specified in the Award Agreement, (a) the Restricted Share Units shall vest over a period of four (4) years as follows: (i) 25% of the Shares underlying the Restricted Share Units shall vest upon the lapse of twelve (12) months as of the Date of Grant of the Restricted Share Units, and (ii) the remaining 75% of the Shares underlying the Restricted Share Units shall thereafter vest over the following three (3) year-period, such that an equal amount of such remaining Restricted Share Units, shall vest upon the lapse of each full three (3) months (in such three (3) years) (i.e. 100% of the Restricted Share Units will be vested after four (4) years, all provided that Participant continues to provide Service to the Company at each vesting date). Without derogating from the foregoing, the Board shall have the exclusive authority to accelerate the periods for the settlement of Restricted Share Units, or to initially include an acceleration provision in an Award Agreement (including a “double trigger” acceleration).

8.3
Restricted Share Units may be granted at any time after this Plan has been approved by the Company, subject to any further approval or consent required under Section 102 of the Ordinance or the Rules, in case of 102(b) Awards.

8.4
The Participant shall not possess or own any ownership rights in the Shares underlying the Restricted Share Units and no rights as a shareholder shall exist prior to the actual issuance of Shares in the name of the Participant. Following vesting of the Restricted Share Units, the Company shall issue Shares within reasonable time in the name of the Participant, subject to compliance with applicable law and payment of any tax liability associated with such issuance. The issuance of Shares upon vesting shall be subject to the payment of the par value of the Shares by the Participant (or otherwise compliance with Section 304 of the Companies Law).

8.5
Notwithstanding anything to the contrary set forth herein, any Restricted Share Units granted under this Plan that are not exempt from the requirements of Section  409A of the Code shall contain such restrictions or other provisions so that such Restricted Share Units will comply with the requirements of Section 409A of the Code, if applicable to the Participant. Such restrictions, if any, shall be determined by the Committee and contained in the Award Agreement evidencing such Restricted Share Units.

9.	RESTRICTED SHARES

9.1
The Board or the Committee will determine to whom an offer will be made to purchase Restricted Shares and the terms of such offer including the number of Restricted Shares, the purchase price to be paid by the Participant (if any), the type of Award granted thereunder (whether an Ordinary Income Award, Capital Gain Award, Other 102 Award or a 3(i) Award), the restrictions to which Restricted Shares are subject, and all other terms and conditions of the Share Award, subject to the following terms and conditions. The Restricted Shares granted pursuant to the Plan, shall be evidenced by a written Award Agreement between the Company and the Participant, in such form as the Board or the Committee shall from time to time approve.

9.2
Share Awards may be granted at any time after this Plan has been approved by the Company, subject to any further approval or consent required under Section 102 of the Ordinance or the Rules, in case of 102(b) Awards.

9.3
Beginning on the Date of Grant and subject to the execution of an Award Agreement and the payment of the purchase price for the Restricted Shares (if any), the Participant shall become a shareholder of the Company with respect to all Restricted Shares and shall have all of the rights of a shareholder, including the right to receive distributions made with respect to such shares, including regular cash dividends (except as otherwise provided by the Board); provided, however, that in the absence of a Board action to the contrary, any Shares or any other property (other than regular cash distributions) distributed as a dividend or otherwise with respect to any Restricted Shares as to which the restrictions have not yet lapsed shall be subject to the same restrictions as the shares covered by such Restricted Shares, as further detailed in the applicable Award Agreement. The issuance of Restricted Shares shall be subject to the payment of the par value of the Restricted Shares by the Participant (or otherwise compliance with Section 304 of the Companies Law).

9.4
The Participant shall not be permitted to transfer, sell, pledge, or otherwise dispose of Restricted Shares granted under the Plan prior to the lapse of the restrictions as detailed in the Award Agreement (the “Restriction Period”). If the Restriction Period expires without a prior forfeiture of the Restricted Shares, certificates for Shares attributable to such Restricted Shares shall be delivered to the Participant (or, if certificates were previously issued, replacement certificates shall be delivered upon return of the previously issued certificates). All legends shall be removed from said certificates at the time of delivery to the Participant, except as otherwise required by applicable law, applicable agreements to which the Participant is bound, or other limitations imposed by the Board. Notwithstanding the foregoing, actual certificates shall not be issued to the extent that book entry recordkeeping is used.

9.5
Subject to such exceptions as may be determined by the Committee, if the Participant’s continuous Service to the Company or any Affiliate thereof shall terminate (for any reason prior to the expiration of the Restriction Period of an Award or prior to the timely payment in full of the purchase price of any Restricted Shares), any Restricted Shares remaining subject to vesting or with respect to which the purchase price has not been paid in full, shall thereupon be forfeited, transferred to, and redeemed, repurchased or cancelled by, as the case may be, in any manner as set forth in Section 12.3(i) through (v), subject to applicable law and the Participant shall have no further rights with respect to such Restricted Shares.

9.6
Vesting of Restricted Shares may be time-based or performance-based, as described under Section 10 below, in the discretion of the Committee and the Board. Unless otherwise prescribed by the Committee or the Board and specified in the Award Agreement, (a) the Restricted Shares shall vest over a period of four (4) years (provided that in case of executives, the vesting commencement date shall not be earlier than 12 months prior to the Date of Grant) as follows: (i) 25% of the Restricted Shares shall vest upon the lapse of twelve (12) months as of the Date of Grant of the Restricted Shares, and (ii) the remaining 75% of the Restricted Shares shall thereafter vest over the following three (3) year-period, such that an equal amount of such remaining Restricted Shares, shall vest upon the lapse of each full three (3) months (in such three (3) years) (i.e. 100% of the Restricted Shares will be vested after four (4) years, all provided that Participant continues to provide Service to the Company at each vesting date). Notwithstanding, and unless otherwise prescribed by the Committee or the Board and specified in the Award Agreement, Performance Based Awards shall vest over a period of four (4) years (provided that in case of executives, the vesting commencement date shall not be earlier than 12 months prior to the Date of Grant), on an annual basis. Without derogating from the foregoing, the Board shall have the exclusive authority to accelerate the periods for exercising Restricted Shares, including Performance Based Awards, or to initially include an acceleration provision in an Award Agreement (including a “double trigger” acceleration).

10.	PERFORMANCE BASED AWARDS

10.1
Subject to the sole and absolute discretion and determination of the Board, the Board may decide to grant Awards under the Plan, the vesting of which shall be conditional upon the performance of the Company and/or a division or other business unit of the Company and/or upon the performance of the Participant, over such period and measured against such objective criteria as shall be determined by the Board and detailed in the Award Agreement (“Performance Based Awards”). In granting each Performance Based Award, the Board shall establish in writing the applicable performance period (“Performance Period”), performance formula (“Performance Formula”) and one or more performance goals which, when measured at the end of the Performance Period, shall determine on the basis of said Performance Formula the extent to which the Performance Based Awards have vested and become exercisable (collectively, the “Performance Conditions”). It is clarified that Performance Conditions may be determined for an Award either in addition to, or in substitution for, a vesting schedule.

10.2
After a Performance Based Award has been granted, the Board may, in appropriate circumstances and subject to any other approval required in order to comply with mandatory law (for example, shareholders’ approval), amend any Performance Condition, at its sole and absolute discretion. Without derogating from the above, if the Board determines that a change in the business, operations, corporate structure or capital structure of the Company or the manner in which the Company or an Affiliate conducts its business, or other events or circumstances render a Performance Condition to be unsuitable, the Board may modify such Performance Condition in whole or in part, as the Board deems appropriate. If a Participant is promoted, demoted or transferred to a different business unit or function during a Performance Period, the Board may determine that the Performance Condition or Performance Period are no longer appropriate and may: (i) adjust, change or eliminate the Performance Condition or the applicable Performance Period as it deems appropriate to make such conditions and period comparable to the initial conditions and period; or (ii) make a cash payment to the Participant in an amount determined by the Board. Performance Conditions shall not be automatically waived merely due to an event of a Transaction (as defined below) or any other adjustment under Section 11 below.

11.	ADJUSTMENTS; CORPORATE TRANSACTIONS

11.1
Upon the occurrence of any of the following described events, any Awards granted under the Plan to Participants shall be adjusted as hereafter provided (and with respect to Shares held by the Participant’s the applicable provisions below shall apply):

11.2
If the outstanding shares of the Company shall at any time be changed or exchanged by declaration of a share dividend, share split, consolidation of share capital, reclassification, combination or exchange of shares, recapitalization, distribution of bonus shares, or any other like event of the Company, then in such event, then the Committee shall make, without the need for a consent of any holder of an Award, such adjustments as determined by the Committee to be appropriate, in its discretion, in order to equitably adjust (i) the number and class of shares reserved and available for grants of Awards, (ii) the number and class of shares covered by outstanding Awards, (iii) the exercise price per share covered by any Award, (iv) the terms and conditions concerning vesting and exercisability and the term and duration of the outstanding Awards, (v) the type or class of security, asset or right underlying the Award (which need not be only that of the Company, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions), and (vi) any other terms of the Award that in the opinion of the Committee should be adjusted. Any fractional shares resulting from such adjustment shall be treated as determined by the Committee, and in the absence of such determination shall be rounded to the nearest whole share, and the Company shall have no obligation to make any cash or other payment with respect to such fractional shares. No adjustment shall be made by reason of the distribution of subscription rights or rights offering to outstanding shares or other issuance of shares by the Company unless the Committee determines otherwise. The adjustments determined pursuant to this Section 11.2 (including a determination that no adjustment is to be made) shall be final, binding, and conclusive.

11.3
Notwithstanding anything to the contrary included herein, and subject to applicable law and the applicable accounting standards, in the event of a distribution of cash dividend by the Company to all holders of Shares, the Committee shall have the authority to determine, without the need for a consent of any holder of an Award, that the exercise price of any Award, which is outstanding and unexercised on the record date of such distribution, shall be reduced by an amount equal to the per Share gross dividend amount distributed by the Company, and the Committee may determine that the exercise price following such reduction shall be not less than the par value of a Share (if such Shares bear a par value), subject, in each case, to the approval of the Company’s shareholders. The application of this Section with respect to any 102 Awards shall be subject to obtaining a ruling from the ITA, to the extent required by applicable law and subject to the terms and conditions of any such ruling.

11.4
Anything herein to the contrary notwithstanding, in the event of (i) a sale of all or substantially all of the assets of the Company, or a sale (including an exchange) of all or substantially all of the shares of the Company, to any person, or a purchase by a shareholder of the Company or by an Affiliate of such shareholder, of all the shares of the Company held by all or substantially all other shareholders or by other shareholders who are not Affiliated with such acquiring party; (ii) a merger (including, a reverse merger, a reverse triangular merger and a share swap), consolidation, amalgamation, reorganization or like transaction of the Company with or into another corporation; (iii) a scheme of arrangement for the purpose of effecting such sale, merger, consolidation, amalgamation or other transaction; (iv) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company; (v) Change in Board Event; or (vi) such other transaction or set of circumstances that is determined by the Board, in its discretion, to be a transaction subject to the provisions of this Section 11.4, excluding any of the foregoing transactions in clauses (i) through (iv) if the Board determines that such transaction should be excluded from the definition hereof and the applicability of this Section 11.4 (each of the foregoing transactions, a “Transaction”), then, without derogating from the general authority and power of the Board or the Committee under this Plan, without the Participant’s consent and action and without any prior notice requirement, the Committee may make, in its sole and absolute discretion, any determination as to the treatment of Awards, as provided herein:

11.4.1
The surviving or the acquiring entity, as the case may be, or its respective parent company or subsidiary (the “Successor Entity”) in a Transaction may either assume the Company’s rights and obligations under outstanding Awards or substitute the outstanding Awards, without the Participant’s consent and action and without any prior notice requirement. For purposes of this Section 11.4.1, the outstanding Awards shall be deemed assumed or substituted by the Successor Entity if, following the consummation of the Transaction, the outstanding Awards confer the right to receive, for each share underlying any outstanding Awards immediately prior to the consummation of the Transaction, the same consideration (whether shares, cash or other securities, rights or property) to which an existing holder of a Share on the effective date of consummation of the Transaction was entitled; provided, however, that if the consideration to which such existing holder is entitled comprises of consideration other than or in addition to securities of the Successor Entity, then the Board may determine, with the consent of the Successor Entity, that the consideration to be received by the Participants for their outstanding Awards will comprise solely of securities of the Successor Entity equal in their market value to the per share consideration received by the holders of Shares in the Transaction.

11.4.2	In the event that the Successor Entity neither assumes nor substitutes all of the outstanding Awards of a Participant, the Board or Committee may in its sole discretion:

11.4.2.1
provide for the Participant to have the right to exercise the Award in respect of Shares covered by the Award which would otherwise be exercisable or vested, under such terms and conditions as the Committee shall determine, and the cancellation of all unexercised Awards (whether vested or unvested) upon or immediately prior to the closing of the Transaction, unless the Committee provides for the Participant to have the right to exercise the Award, or otherwise for the acceleration of vesting of such Award, as to all or part of the Shares covered by the Award which would not otherwise be exercisable or vested, under such terms and conditions as the Committee shall determine;

11.4.2.2
provide for the cancellation of each outstanding Award at or immediately prior to the closing of such Transaction, and if and to what extent payment shall be made to the Participant of an amount in, shares or other securities of the Company, the acquirer or of a corporation or other business entity which is a party to the Transaction, in cash or other property, in rights, or in any combination thereof, as determined by the Committee to be fair in the circumstances, and subject to such terms and conditions as determined by the Committee. The Committee shall have full authority to select the method for determining the payment (being the intrinsic (“spread”) value of the option, Black-Scholes model or any other method). Inter alia, and without limitation of the following determination being made in other circumstances, the Committee’s determination may provide that payment shall be set to zero if the value of the Shares is determined to be less than the exercise price (“out-of-the-money Options”), or in respect of Shares covered by the Award which would not otherwise be exercisable or vested, or that payment may be made only in excess of the exercise price; and/or

11.4.2.3	provide that the terms of any Award shall be otherwise amended, modified, or terminated, as determined by the Committee to be fair in the circumstances.

11.4.3
All Awards, whether vested or not, which are neither assumed, exchanged or substituted by the Successor Entity, nor exercised by the consummation of the Transaction, or canceled by the Board, shall expire effective as of the date of the consummation of the Transaction, whereupon they shall become null and void and shall no longer entitle the Participant to any right in or towards the Company or the Successor Entity.

11.4.4
The Board may determine: (i) that any payments made in respect of Awards shall be made or delayed to the same extent that payment of consideration to the holders of the Shares in connection with the Transaction is made or delayed as a result of escrows, indemnification, earn outs, holdbacks or any other contingencies or conditions; (ii) the terms and conditions applying to the payment made or payable to the Participant, including participation in escrow, indemnification, releases, earn-outs, holdbacks or any other contingencies; and (iii) that any terms and conditions applying under the applicable definitive transaction agreements shall apply to the Participant (including, appointment and engagement of a shareholders or sellers representative, payment of fees or other costs and expenses associated with such services, indemnifying such representative, and authorization to such representative within the scope of such representative’s authority in the applicable definitive transaction agreements).

11.4.5	The Committee may, determine to suspend the Participant’s rights to exercise any vested portion of an Award for a period of time prior to the signing or consummation of a Transaction.

11.4.6
Without limiting the generality of this Section 11, if the consideration in exchange for Awards in a Transaction includes any securities and due receipt thereof by any Participant (or by the Trustee for the benefit of such Participant) may require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (ii) the provision to any Participant of any information under the Securities Act or any other securities laws, then the Committee may determine that the Participant shall be paid in lieu thereof, against surrender of the Shares or cancellation of any other Awards, an amount in cash or other property, or rights, or any combination thereof, as determined by the Committee to be fair in the circumstances, and subject to such terms and conditions as determined by the Committee. Nothing herein shall entitle any Participant to receive any form of consideration that such Participant would be ineligible to receive as a result of such Participant’s failure to satisfy (in the Committee’s sole determination) any condition, requirement or limitation that is generally applicable to the Company’s shareholders, or that is otherwise applicable under the terms of the Transaction, and in such case, the Committee shall determine the type of consideration and the terms applying to such Participants.

11.4.7
Neither the authorities and powers of the Board under this Section 11.3, nor the exercise or implementation thereof, shall (i) be restricted or limited in any way by any adverse consequences (tax or otherwise) that may result to any holder of an Award, and (ii) as, inter alia, being a feature of the Award upon its grant, be deemed to constitute a change or an amendment of the rights of such holder under this Plan, nor shall any such adverse consequences (as well as any adverse tax consequences that may result from any tax ruling or other approval or determination of any relevant tax authority) be deemed to constitute a change or an amendment of the rights of such holder under this Plan, and may be effected without consent of any Participant and without any liability to the Company or any Affiliate, or to their respective officers, directors, employees and representatives, and the respective successors and assigns of any of the foregoing. The Committee need not take the same action with respect to all Awards or with respect to all Participants. The Committee may take different actions with respect to the vested and unvested portions of an Award. The Committee may determine an amount or type of consideration to be received or distributed in a Transaction which may differ as among the Participants, and as between the Participants and any other holders of shares of the Company.

11.4.8
Each Participant, upon executing an Award Agreement, shall be deemed to have authorized the Company and each of its officers and to have granted the Company and each of its officers an irrevocable power of attorney to execute in his/her behalf such instruments and documents mentioned in this Section 11.4. For the avoidance of doubt, the Board or the Committee may determine that each such Participant shall be required to execute the Transaction agreements applicable to each holder of shares or awards in the Company, and the Participant hereby agrees to comply with such requirements, and no additional consent of Participant or prior notice to Participant shall be required.

11.5
Notwithstanding the foregoing adjustments, any changes to ISOs pursuant to this Section 11 shall, unless the Company determines otherwise, only be effective to the extent such adjustments or changes do not cause a “modification” (within the meaning of Section 424(h)(3) of the Code) of such ISOs or adversely affect the tax status of such ISOs.

11.6
Notwithstanding the foregoing adjustments, any changes pursuant to this Section 11 to NQSOs or to any Awards that are subject to Section 409A of the Code shall, unless the Company determines otherwise, only be effective to the extent such adjustments or changes do not cause a “modification” (within the meaning of Code Section 409A (as defined below)) of such NQSOs or adversely affect the tax status of such NQSOs or other Awards.

12.	TERMINATION OF AWARDS; CONDITIONS OF ISSUANCE

12.1
Upon the termination of a Participant’s Service, for any reason whatsoever, any Awards granted in favor of such Participants which are not vested Awards, shall immediately expire and terminate and become null and void. Restricted Shares which have not yet completed the Restriction Period will be forfeited to the Company in accordance with Section 9 above.

12.2
Notwithstanding anything to the contrary in Sections 7.6 and 11 above, and unless otherwise prescribed by the Committee or the Board and specified in the Award Agreement, an Option may be exercised after the date of termination of Participant’s Service only with respect to the number of Options already vested and unexpired at the time of such termination according to the vesting and expiration periods of the Options set forth in this Plan, or under a different period prescribed by the Committee or by the Board and specified in Participant’s Award Agreement, provided however, that;

12.2.1.
such termination is without Cause (as defined below) and not the result of death or Disability in which case the Options shall be exercisable within the earlier of: (i) the Expiration Date of such Options; or (ii) not more than three (3) months from the effective date of such termination, unless the Participant is a director - in such case not more than eighteen (18) months from the effective date of such termination; or

12.2.2.
such termination is the result of death or Disability of the Participant, in which case the Options shall be exercisable within the earlier of: (i) the Expiration Date of such Options; or (ii) twelve (12) months from the effective date of such termination.

The term “Cause” shall mean: (i) conviction of a Participant for any felony involving moral turpitude or affecting the Company or the Affiliates; (ii) a serious breach of trust by a Participant, including but not limited to, theft, fraud, self-dealing and embezzlement of funds of the Company or its Affiliates; (iii) any breach of the Participant’s fiduciary duties or duties of care to the Company or any Affiliate; including, without limitation, disclosure of confidential information of such entity (including without limitation any disclosure of confidential information of the Company or any Affiliate or any breach of a non-competition undertaking); (iv) any conduct (other than conduct in good faith) reasonably determined by the Board to be materially detrimental to the Company or any Affiliate; (v) any other event classified under any applicable agreement between the Participant and the Company or the Affiliate, as applicable, as a “Cause” for termination or by other language of similar substance; (vi) a material breach by the Participant of the terms of any agreement between the Company and the Participant; and (vii) any other circumstance justifying termination or dismissal without severance payment according to Israeli law. For the avoidance of doubt, the determination as to whether a termination is for Cause for purposes of this Plan, shall be made in good faith by the Company and shall be final and binding on the Participant. If a Participant’s employment or consulting relationship with the Company is suspended pending an investigation of whether the Participant shall be terminated for Cause, all the Participant’s rights under any Award likewise shall be suspended during the investigation period and the Participant shall have no right to exercise any Option.

The term “Disability” shall mean a condition that renders an individual unable to engage in substantial gainful activity by reason of any medically determinable physical or mental impairment as determined by the Board or the Committee; provided, however, that the Board or the Committee has no obligation to investigate whether Disability exists unless the Participant or representative thereof puts the Company on notice within ninety (90) days after the Participant’s termination of Service.

12.3
Notwithstanding anything to the contrary contained herein or in the Articles of Association, and subject to applicable law, in the event of termination for Cause (whether the facts or circumstances that constitute such Cause occur prior to or after termination of Service), or if facts or circumstances arise or are discovered with respect to the Participant that would have constituted Cause, then all Awards theretofore granted to such Participant (whether vested or not) shall terminate and be subject to recoupment by the Company on the date of such termination (or on such subsequent date on which such facts or circumstances arise or are discovered, as the case may be) unless otherwise determined by the Committee, and any Shares issued upon exercise or (if applicable) vesting of Awards (including other Shares or securities issued or distributed with respect thereto, and including the gross amount of any proceeds, gains or other economic benefit the Participant actually or constructively receives upon receipt or exercise of any Award or the receipt or resale of any Shares underlying the Award), whether held by the Participant or by the Trustee for the Participant’s benefit, shall be deemed to be irrevocably offered for sale to the Company, any of its Affiliates or any person designated by the Company to purchase, at the Company’s election and subject to applicable law, either for no consideration, for the par value of such Shares (if such Shares bear a par value) or against payment of the exercise price previously received by the Company for such Shares upon their issuance, as the Committee deems fit, upon written notice to the Participant at any time prior to, at or after the Participant’s termination of Service. Such Shares or other securities shall be sold and transferred within 30 days from the date of the Company’s notice of its election to exercise its right. If the Participant fails to transfer such Shares or other securities to the Company, the Company, at the decision of the Committee, shall be entitled to forfeit or repurchase such Shares and to authorize any person to execute on behalf of the Participant any document necessary to effect such transfer, whether or not the share certificates are surrendered.

The Company shall have the right and authority to effect the above either by: (i) repurchasing all of such Shares or other securities held by the Participant or by the Trustee for the benefit of the Participant, or designate the purchaser of all or any part of such Shares or other securities, for the exercise price paid for such Shares, the par value of such Shares (if such Shares bear a par value) or for no payment or consideration whatsoever, as the Committee deems fit; (ii) forfeiting all or any part of such Shares or other securities; (iii) redeeming all or any part of such Shares or other securities, for the exercise price paid for such Shares, the par value of such Shares (if such Shares bear a par value) or for no payment or consideration whatsoever, as the Committee deems fit; (iv) taking action in order to have all or any part of such Shares or other securities converted into deferred shares entitling their holder only to their par value (if such Shares bear a par value) upon liquidation of the Company; or (v) taking any other action which may be required in order to achieve similar results; all as shall be determined by the Committee, at its sole and absolute discretion, and the Participant is deemed to irrevocably empower the Company or any person which may be designated by it to take any action by, in the name of or on behalf of the Participant to comply with and give effect to such actions (including, voting such shares, filling in, signing and delivering share transfer deeds, etc.).

12.4
Notwithstanding anything to the contrary herein, upon the issuance of a court order declaring the bankruptcy of a Participant, or the appointment of a receiver or a provisional receiver for a Participant over all of his/her assets, or any material part thereof, or upon making a general assignment for the benefit of his/her creditors, any outstanding Awards issued in favor of such Participant (whether vested or not) shall immediately expire and terminate and become null and void and shall entitle neither the Participant nor the Participant’s receiver, successors, creditors or assignees to any right in or towards the Company or any Affiliate in connection with the same, and all interests and rights of the Participant or the Participant’s receiver, successors, creditors or assignees in and to the same, shall expire.

12.5
In the event that the Company is liquidated or dissolved while unexercised or unsettled Awards remain outstanding under the Plan, then the Board shall have the right to resolve with respect to certain Participants that all or part of such Participants’ outstanding Awards may be exercised in full by the Participants as of immediately prior to the effective date of such liquidation or dissolution of the Company, without regard to the vesting terms thereof.

12.6
The holders of Awards shall not have any of the rights or privileges of shareholders of the Company unless and until, they become shareholders of the Company following exercise/settlement Awards and in case of Awards held by the Trustee, subject always to the provisions of Section 3 and 6 of the Plan.

12.7	Any form of Award Agreement authorized pursuant to this Plan may contain such other provisions as the Board may, from time to time, deem advisable.

12.8
An Award may not be converted into a fraction of a Share. In lieu of issuing fractional Shares, the Company shall convert any such fraction of an Award, which represents a right to receive 0.5 or more of a Share, to one Share and shall extinguish any such fraction of an Award, which represents a right to receive less than 0.5 of a Share without issuing any Shares.

12.9
Blackout Periods. In the event that the exercise period under Section 12.2.1 above, begins following the commencement of any Company trading blackout period pursuant to the Company’s Insider Trading Policy (referred to as a “Blackout Period”) such exercise period shall be extended automatically and shall conclude 14 days or three months, as the case may be, following the end of any such Blackout Period in accordance with this Section.

13.	PURCHASE FOR INVESTMENT

13.1
The Company’s obligation to issue Share Awards or Shares upon exercise of an Option granted under the Plan is expressly conditioned if so required under the applicable law, and as supported by the opinion of the Company’s counsel, upon the following terms: (a) the Company’s completion of any registration or other qualifications of such Shares under any applicable law, rulings or regulations or (b) representations and undertakings by the Participant (or his legal representative, heir or legatee, in the event of the Participant’s death) to assure that the sale of the Shares complies with any registration exemption requirements which the Company in its sole discretion shall deem necessary or advisable. Such required representations and undertakings may include representations and agreements that such Participant (or his legal representative, heir, or legatee): (x) is purchasing such Shares for investment and not with any present intention of selling or otherwise disposing thereof; and (y) agrees to have placed upon the face and reverse of any certificates evidencing such Shares a legend setting forth (i) any representations and undertakings which such Participant has given to the Company or a reference thereto, (ii) that, prior to effecting any sale or other disposition of any such Shares, the Participant must furnish to the Company an opinion of counsel, satisfactory to the Company, that such sale or disposition will not violate the applicable requirements of State and federal laws and regulatory agencies, and (iii) any other legend deemed reasonably necessary or appropriate by the Company.

14.	DIVIDENDS

14.1
It is hereby clarified that a Participant which has not exercised its Options into Shares, shall not, by virtue of this Plan, or the applicable Award Agreement or any Option granted to the Participant, have any of the rights or privileges of a shareholder with respect to the Shares underlying the Options, until the Options have been exercised. In addition, the Participant shall not be deemed to be a class of shareholders or creditors of the Company for the purpose of all applicable law, until registration of the Participant as holder of such Shares in the Company’s register of shareholders upon exercise of the Options in accordance with the provisions of the Plan.

14.2
With respect to all Shares (in contrast to Options not exercised into Shares) issued to a Participant under this Plan, the Participant shall be entitled to receive dividends in accordance with the quantity of such Shares, and subject to any applicable taxation on distribution of dividends. Notwithstanding the foregoing, in the absence of a Board action to the contrary, any Shares or any other property (other than regular cash distributions) distributed as a dividend or otherwise with respect to any Restricted Shares as to which the restrictions have not yet lapsed shall be subject to the same restrictions as the shares covered by such Restricted Shares, as further detailed in the applicable Award Agreement.

14.3
During the period in which Shares, issued to the Trustee on behalf of a Participant upon exercise of a 102(b) Award, are held by the Trustee, the cash dividends paid with respect thereto may be paid directly to the Participant; all subject to the provisions of applicable law and Section 6 above.

15.	TRANSFERABILITY OF AWARDS

15.1
Other than by will or laws of descent, no Award, whether fully paid or not, shall be assignable, transferable, or given as collateral or any right with respect to them given to any third party whatsoever, and during the lifetime of the Participant each and all of such Participant’s rights to purchase Shares hereunder shall be exercisable only by the Participant. Notwithstanding the foregoing, however, to the extent permitted by the Board in its sole discretion, an NQSO may be transferred by the Participant to a revocable trust or to one or more family members or a trust established for the benefit of the Participant and/or one or more family members to the extent permitted by Rule 701 of the United States Securities Act of 1933, as amended (the “Securities Act”) and Section 260.140.41(c) of Title 10 of the California Code of Regulations (to the extent applicable).

15.2
Shares issued under Share Awards or following the exercise of the Options into Shares shall be transferable; provided, however, that Shares may be subject to applicable securities regulations, market stand-off provisions, lock up periods, and such other conditions and restrictions as may be included in the Company’s Articles of , any shareholders’ agreement to which the holders of Shares are bound, the Plan, any applicable sub-plan, the Award Agreement, and/or any conditions and restrictions included in the Company’s securities law compliance manual/insider trade policy, or similar document, if any, all as determined by the Board at its sole discretion.

15.3
Subject to any other restriction as to transferability of the Shares and/or Options provided hereunder, and for the avoidance of any doubt, any Shares sold or transferred by Participant in accordance with the provisions hereunder shall be held by transferee and/or his successors, executors, administrators and assigns (each, “Transferee”) subject to the terms and conditions hereof, and any restrictions, obligations and/or waivers which apply to the Participant  shall apply, mutatis mutandis, also to such Transferee.

16.	TERM OF THE PLAN

The Plan shall become effective on the date that it is adopted by the Board. Subject to Section 17 below the Plan shall terminate at the end of ten (10) years from such day of adoption provided, however, that Awards theretofore issued under an applicable Award Agreement may extend beyond such date in accordance with their terms. No ISO grant shall be effective unless the Plan shall have been approved by the shareholders of the Company within twelve (12) months after this Plan is adopted by the Board.

17.	AMENDMENTS OR TERMINATION

17.1
The Board may, at any time and from time to time, amend, alter or discontinue the Plan, except that no amendment or alteration shall be made which would impair the rights of the holder of any Award granted, if and to the extent such rights are specifically set forth under the applicable Award Agreement, without such Participant’s consent.

17.2
Additionally, the following changes to the Plan shall be made subject to the approval of the shareholders of the Company, if such approval is required and necessary to satisfy (i) with regard to ISOs, any requirements under the Code relating to ISOs, (ii) any applicable law, regulation or rule, or (iii) any provision specified under the Articles of Association:

(a)	except as is provided in Section 11, increase the maximum number of Shares which may be sold or awarded under the Plan;

(b)	except as is provided in Section 11 decrease the minimum Option exercise price requirements under the Plan;

(c)	change the class of persons eligible to receive Awards under the Plan; or

(d)	extend the duration of the Plan under Section 16 or the period during which ISOs may be exercised under Section 7.

17.3
Notwithstanding any provision of this Plan to the contrary, the Company (and the Participant) intends that this Plan shall satisfy the applicable requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Code Section 409A”) in a manner that will preclude the imposition of additional taxes described in Code Section 409A. The Company shall have the right to amend the Plan to the extent necessary to comply with Code Section 409A and the regulations, notices and other guidance of general applicability issued thereunder.

18.	GOVERNMENT REGULATIONS; ISRAELI RESIDENTS

18.1
Subject to Section 28 below, the Plan, the granting and exercise of Awards hereunder, and the obligation of the Company to sell and deliver Shares under such Awards, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Participant, including the Securities Act, and to such approvals by any governmental agencies or national securities exchanges as may be required.

18.2
This subsection shall apply only to Participants who are residents of the State of Israel or those who are deemed to be residents of the State of Israel for the payment of tax. Notwithstanding anything herein to the contrary, the Plan shall be governed by the provisions of the Ordinance, the rules promulgated thereunder, and any other applicable Israeli laws with respect to service providers or employees who are Israeli residents. Following the grant of Awards under the Plan and in any case in which the Participant shall stop being considered as an “Israeli Resident”, as defined in the Ordinance, the Company may, if and to the extent the Ordinance and/or the rules promulgated thereunder shall impose such obligation on the Company, to withhold all applicable taxes from the Participant, to remit the amount withheld to the appropriate Israeli tax authorities and to report to such Participant the amount so withheld and paid to said tax authorities.

19.	DATA PRIVACY; DATA TRANSFER

19.1
Information related to Participants and Awards hereunder, as shall be received from Participant or others, and/or held by, the Company or its Affiliates from time to time, and which information may include sensitive and personal information related to Participants (“Information”), will be used by the Company or its Affiliates (or third parties appointed by any of them, including a trustee) to comply with any applicable legal requirement, or for administration of the Plan as they deems necessary or advisable, or for the respective business purposes of the Company or its Affiliates (including in connection with transactions related to any of them). The Company and its Affiliates shall be entitled to transfer the Information among the Company or its Affiliates, and to third parties for the purposes set forth above, which may include persons located abroad (including, any person administering the Plan or providing services in respect of the Plan or in order to comply with legal requirements, or a trustee, their respective officers, directors, employees and representatives, and the respective successors and assigns of any of the foregoing), and any person so receiving Information shall be entitled to transfer it for the purposes set forth above. The Company shall use commercially reasonable efforts to ensure that the transfer of such Information shall be limited to the reasonable and necessary scope. By receiving an Options hereunder, Participant acknowledges and agrees that the Information is provided at Participant’s free will and Participant consents to the storage and transfer of the Information as set forth above.

20.	CONTINUANCE OF EMPLOYMENT OR HIRED SERVICES

Neither the Plan nor the Award Agreement with the Participant shall impose any obligation on the Company or an Affiliate thereof, to continue any Participant in its employ, or the hiring by the Company of the Participant’s services and nothing in the Plan or in any Award granted pursuant thereto shall confer upon any Participant any right to continue in the employ or service of the Company or an Affiliate thereof or restrict the right of the Company or an Affiliate thereof to terminate such employment or service at any time.

21.	TAX CONSEQUENCES

21.1
To the extent permitted by applicable law, any tax consequences arising from the grant or exercise of any Award, from the payment for Shares covered thereby, the transfer of Shares from the Trustee to the Participant, the sale or transfer of the Shares by the Participant, or from any other event or act (of the Company, the Trustee or the Participant) hereunder shall be borne solely by the Participant, including without limitation, in the event that the Awards do not qualify under the tax classification in which they were intended. The Company, Affiliate and/or the Trustee (where applicable) may withhold taxes according to the requirements under the applicable laws, rules, and regulations, including the withholding of taxes at source. Furthermore, the Participant shall agree to indemnify the Company and the Trustee (where applicable) and hold them harmless against and from any and all liability for any such tax or interest, or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Participant.

21.2
The Company shall not be obligated to allow the exercise of any Award by or on behalf of a Participant until all tax consequences arising from the exercise of such Award are resolved in a manner acceptable to the Company.

21.3
The Company does not undertake and shall be under no duty to ensure, and no representation or commitment is made, that any of the Awards qualifies or will qualify under any particular tax treatment (such as Capital Gain Award or ISO), nor shall the Company be required to take any action for the qualification of any of the Awards under such tax treatment. The Company shall have no liability of any kind or nature in the event that, for any reason whatsoever, the Awards do not qualify for any particular tax treatment. The Participant is advised to consult with a tax advisor with respect to the tax consequences of receiving and exercising/settling Awards or disposing of Shares hereunder. The Company does not assume any responsibility to advise the Participant on such matters, which shall remain solely the responsibility of the Participant.

21.4
The Board, the Committee and/or the Trustee shall not be required to release any Share certificate issued upon exercise of a 102 Award and/or a 3(i) Award to a Participant until all required payments have been fully made. Therefore, the Company shall be entitled to require each Participant, as a condition to the exercise of the Awards or the sale of the Shares (including without limitation, sale of Shares as part of a Transaction), to provide the Company with confirmation or certificate by the applicable tax authorities regarding tax withholding treatment (any such certificate, if applicable, to be satisfactory to the Company and the Trustee). If the Company is required to withhold taxes in connection with the exercise or sale as provided above, the Company shall be entitled to require as a condition of issuance/transfer that the Participant remit an amount sufficient to satisfy all governmental withholding tax requirements related thereto. A determination of the Company’s counsel that a withholding tax is required in connection with the exercise of Awards or transfer of Shares shall be conclusive for the purposes of this requirement condition. With respect to Other 102 Awards, if the Participant ceases to be employed by the Company or any Affiliate, the Participant shall extend to the Company and/or its Affiliate with whom the Participant is employed a security or guarantee for the payment of taxes due at the time of sale of Shares, all in accordance with the provisions of Section 102 of the Ordinance and the Rules.

21.5
If an Option is intended to qualify as an ISO, then if the Participant makes a disposition, within the meaning of Section 424(c) of the Code and the regulations promulgated thereunder, of any Share issued to the Participant pursuant to his exercise of the Option within the later of two (2) -year period commencing on the Date of Grant or within the one (1) -year period commencing on the date after the date of transfer of such Share to the Participant pursuant to such exercise, the Participant shall, within ten (10) days after such disposition, notify the Company thereof, by delivery of a written notice to the Secretary of the Company.

22.	NON-EXCLUSIVITY OF THE PLAN

The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of Awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

23.	MULTIPLE AGREEMENTS

The terms of each Award may differ from other Awards granted under the Plan at the same time, or at any other time. The Committee or the Board may also grant more than one Award to a given Participant during the term of the Plan, in addition to one or more Awards previously granted to that Participant.

24.	NO REPRESENTATION

The Company does not and shall not, through this Plan or the applicable Award Agreement, make any representation towards any Participant with respect to the Company, its business, its value or either its shares in general or the Shares issued hereunder in particular.

Each Participant, upon entering into the applicable Award Agreement, shall represent and warrant toward the Company that his/her consent to the grant of the Awards issued in its favor and the exercise (if so exercised) thereof, neither is nor shall be made, in any respect, upon the basis of any representation or warranty made by the Company or by any of its directors, officers, shareholders or employees, and is and shall be made based only upon his/her examination and expectations of the Company, on an “as is” basis. Each Participant shall waive any claim whatsoever of “non-conformity” of any kind, and any other cause of action or claim of any kind with respect to the Awards and/or their underlying Shares.

This Plan and the Awards granted from time to time pursuant thereto constitute the sole understanding of the Company and the Participants with respect to the subject matter hereof.

25.	NO INTERFERENCE

Neither the Plan nor applicable Award Agreement shall affect, in any way, the rights or powers of the Company or its shareholders to make or to authorize any sale, transfer or change whatsoever in all or any part of the Company’s assets, obligations or business, or any other business, commercial or corporate act or proceeding, whether of a similar character or otherwise; any adjustments, recapitalizations, reorganizations or other changes in the Company’s capital structure or business; any merger or consolidation of the Company; any issue of bonds, debentures, shares (including preferred or prior preference shares ahead of or affecting the existing shares of the Company including the Share Awards or Shares into which the Awards granted hereunder are exercisable or the Shares issued upon the exercise of the Options or the rights thereof, etc.); or the dissolution or liquidation of the Company; and none of the above acts or authorizations shall entitle the Participant to any right or remedy, including without limitation, any right of compensation for any dilution resulting from any issuance of any shares or of any other securities in the Company to any person or entity whatsoever.

26.	PROHIBITION ON EXECUTIVE OFFICER LOANS

Notwithstanding any other provision of the Plan to the contrary, no Participant who is a member of the Board or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

27.	CLAWBACK PROVISIONS

All Awards (including the gross amount of any proceeds, gains or other economic benefit the Participant actually or constructively receives upon receipt or exercise of any Award or the receipt or resale of any Shares underlying the Award) will be subject to recoupment by the Company to the extent required to comply with applicable law or any policy of the Company (subject to applicable law) providing for the reimbursement of incentive compensation, whether or not such policy was in place at the time of grant of an Award.

28.	GOVERNING LAW & JURISDICTION

This Plan and the rights and obligations of the Company and the Participants hereunder shall be governed by and construed and enforced in accordance with the laws of the State of Israel without giving effect to choice or conflict of law provision that would cause the application of the domestic substantive laws of any other jurisdiction. Any suit, action or proceeding with respect to this Plan or any Award granted hereunder, or any entered by any court in respect of any thereof, shall be brought in the competent courts of Tel-Aviv, Israel, as a condition to accepting any Award, the Company and the Participant submit to the exclusive jurisdiction of such courts for the purpose of any such suit, action, proceeding or judgment.

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